TEVA ANNOUNCES LAUNCH OF GENERIC VYTORIN®
IN THE UNITED STATES

Jerusalem, April 26, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Vytorin®1 (ezetimibe and simvastatin) tablets in the U.S.

Ezetimibe and simvastatin tablets are a prescription medicine that contains two (2) cholesterol lowering medicines, ezetimibe and simvastatin, which are used along with diet to:

Lower the level of “bad” cholesterol (low density lipoprotein cholesterol or LDL)
Increase the level of “good” cholesterol (high density lipoprotein cholesterol or HDL)
Lower the level of fat in blood (triglycerides)

Ezetimibe and simvastatin tablets further enhance Teva’s statin portfolio. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva product.

Vytorin® had annual sales of approximately $678 million in the U.S. according to IMS data as of February 2017.

About Ezetimibe and Simvastatin Tablets
Therapy with lipid-altering agents should be only one component of multiple risk factor intervention in individuals at significantly increased risk for atherosclerotic vascular disease due to hypercholesterolemia. Drug therapy is indicated as an adjunct to diet when the response to a diet restricted in saturated fat and cholesterol and other nonpharmacologic measures alone has been inadequate.

Ezetimibe and simvastatin tablets are indicated for the reduction of elevated total cholesterol (total-C), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), triglycerides (TG), and non-high-density lipoprotein cholesterol (non-HDL-C), and to increase high-density lipoprotein cholesterol (HDL-C) in patients with primary (heterozygous familial and non-familial) hyperlipidemia or mixed hyperlipidemia.

Ezetimibe and simvastatin tablets are indicated for the reduction of elevated total-C and LDL-C in patients with homozygous familial hypercholesterolemia, as an adjunct to other lipid-lowering treatments (e.g., LDL apheresis) or if such treatments are unavailable.

Limitations of Use: No incremental benefit of ezetimibe and simvastatin tablets on cardiovascular morbidity and mortality over and above that demonstrated for simvastatin has been established. Ezetimibe and simvastatin tablets have not been studied in Fredrickson type I, III, IV, and V dyslipidemias.

Important Safety Information
Ezetimibe and simvastatin tablets are contraindicated in the following conditions:

[graphic]Concomitant administration of strong CYP3A4 inhibitors.
Concomitant administration of gemfibrozil, cyclosporine, or danazol.
Hypersensitivity to any component of this medication.
Active liver disease or unexplained persistent elevations in hepatic transaminase levels.
Women who are pregnant or may become pregnant. Ezetimibe and simvastatin should be administered to women of childbearing age only when such patients are highly unlikely to conceive.
Nursing mothers.

Simvastatin occasionally causes myopathy manifested as muscle pain, tenderness or weakness with creatine kinase above ten times the upper limit of normal (ULN). Myopathy sometimes takes the form of rhabdomyolysis with or without acute renal failure secondary to myoglobinuria, and rare fatalities have occurred. The risk of myopathy is increased by high levels of statin activity in plasma. Predisposing factors for myopathy include advanced age (greater than or equal to 65 years), female gender, uncontrolled hypothyroidism, and renal impairment. The risk of myopathy, including rhabdomyolysis, is dose related.

Persistent elevations in hepatic transaminase levels can occur. Active liver diseases or unexplained persistent transaminase elevations are contraindications to the use of ezetimibe and simvastatin. Increases in HbA1c and fasting serum glucose levels have been reported with HMG-CoA reductase inhibitors, including simvastatin. Common (incidence greater than or equal to 2% and greater than placebo) adverse reactions in clinical trials: headache, increased ALT, myalgia, upper respiratory tract infection, and diarrhea.

For more information, please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Vytorin®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of Vytorin®;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission  which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward looking statements. .

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[1]	Vytorin® is a registered trademark of Merck & Co., Inc.